

June 26, 2014

Via E-mail
James M. Frates
Senior Vice President and
Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: Alkermes Public Limited Company
Form 10-KT for the Transition Period Ended December 31, 2013
Filed February 27, 2014
File No. 001-35299

Dear Mr. Frates:

We have reviewed your May 29, 2014 response to our May 14, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing

Notes to Consolidated Financial Statements

16. Collaborative Arrangements
General

1.   You state in your response to prior comment 3 that you received $50 million from the sale of a license and this transaction was not a result of a collaboration arrangement. We read in your Form 10-K for the fiscal year ended March 31, 2013 that the $50 million is related to the exercise of an option to license your intellectual property. This disclosure appears to be inconsistent with your response that this is a sale of a license. Please explain to us the following:

   - Based on information in your Forms 10-Q and 10-K for the fiscal year ended March 31, 2013, it appears that the $50 million amount includes two components: $20 million recognized in the quarter ended June 30, 2012 and $30 million recognized in the quarter ended March 31, 2013. The former amount is attributed to license revenue related to the sale of certain intellectual property. It is unclear whether both of these amounts are related to the same agreement. Please explain to us the material terms of your agreement(s) including your performance obligations to option, license or sell this intellectual property, and provide us an analysis with reference to authoritative literature that supports recognizing the amount in the applicable quarter and classifying it as revenue.

- Please provide us proposed disclosure to include in future periodic reports to state your accounting policy for recognizing/classifying the option to license or the sale of intellectual property.

17. Income Taxes, page F-41

2.   Please refer to your response to prior comment 4. Please revise your proposed disclosure to include footnotes to the reconciling items as noted in your response dated April 28, 2014.

        Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant